EX-4.5

CONSULTING AGREEMENT

THIS AGREEMENT is effective as of January 1, 2010.

BETWEEN

ChineseWorldNet.com Inc.
P.O. Box 1350, the Huntlaw Bldg.,
Fort Street, George Town
Grand Cayman, Cayman Islands
("ChineseWorldNet.com")

AND

SILVER LAKE INVESTMENT PARTNERS, LIMITED in B.V.I.
("Silver Lake")

WHEREAS ChineseWorldNet.com and Silver Lake are desirous of setting out the terms and conditions of their service relationship.

NOW THEREFORE THIS AGREEMENT WITNESSES that the parties agree as follows:

1.   Services

Silver Lake offers consulting services to ChineseWorldNet.com related to corporate development, market development and technical support for the period from January 1, 2010 to December 31, 2010.

2.   Fees

Silver Lake charges ChineseWorldNet.com Inc. USD 2,000 per month for the consulting services to be provided from January 1, 2010 to December 31, 2010, payable on a one-time basis of USD 24,000 upon the execution of this agreement.

3.   Responsibilities of Silver Lake

Silver Lake's duties under this Agreement are as follows:

(i)
Silver Lake will use its best efforts to provide advice and support to ChineseWorldNet.com related to market development, corporate issues, business models and technology building during the above said period.

(ii)	Silver Lake will keep ChineseWorldNet.com informed as to any problem encountered and as to any solutions found for those problems.
(iii)	Silver Lake will keep all the trade information and information obtained during the course of consulting ChineseWorldNet.com intact, confidential

4.   Responsibilities of ChineseWorldNet.com

ChineseWorldNet.com's duties under this Agreement are as follows:

(i)	ChineseWorldNet.com will provide all the necessary information for Silver Lake to perform its consulting services and without hiding of any information.
(ii)	ChineseWorldNet.com will pay for all the necessary expenses incurred during the course of Silver Lake performing the consulting services.

5.   Termination

This agreement may be terminated by either party with a reasonable notice in advance and have a mutual consensus of both parties.

6.   Amendment

This Agreement may be altered, modified or amend by writing, with mutual consensus from both parties and sign by both parties.

7.   Assignment

Nether party to this agreement may assign or delegate its duties under this agreement without the prior written consent of the other.

8.   Entire Agreement

This agreement, including all schedules (if any) hereto, constitutes the entire agreement between the parties relating to this subject matter and supersedes all prior or simultaneous representations, discussions, negotiations and agreements, whether written or oral. This agreement may be amended or modified only with written consent of the parties hereto. No oral waiver, amendment of modification will be effective under any circumstances whatsoever.

9.   Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Cayman Island.

In witness of this, the parties have executed this Agreement as of the date first written above.

By CHINESEWORLDNET.COM INC.

/s/ Joe Kin Foon Tai
JOE KIN FOON TAI
President and Chief Executive Officer

By SILVER LAKE INVESTMENTS PARTNERS, LTD.

/s/ Chi Kong Liu
CHI KONG LIU
Authorized Signatory